October 28, 2004


The Board of Directors
OPT Sciences Corp.
c/o Arthur J. Kania
Kania, Linder, Lasak and Feeney
Two Bala Plaza, Suite 525
Bala Cynwyd, Pennsylvania 19004

Members of the Board:

You have asked us to render an opinion as to the fairness, from a financial point of view, of the proposed cash consideration, of $4.75 per share, to be paid to certain minority holders of common stock in connection with a contemplated reverse split of OPT Sciences Corp.'s (the "Company") common stock (the "Transaction") as of the date hereof. "Minority Holders of Common Stock" shall be defined as all holders of Company Common Stock other than holders of Company Common Stock who are officers or directors (or who have representatives serving as directors) of the Company.

For purposes of this opinion we have, among other things:

(i)     Reviewed Securities and Exchange Commission ("SEC")
Form 10-KSB filings of the Company for the annual periods ended November 1, 2003; November 2, 2002;
October 27, 2001; October 28, 2000; October 30, 1999;
October 31, 1998; November 1, 1997; and October 26,
1996.

(ii) Reviewed SEC Form 10-QSB filings of the Company for the quarterly periods ended January 31, 2004, May 1, 2004, and July 31, 2004.

(iii) Reviewed certain financial forecasts and other forward looking financial information prepared by the management of the Company entitled OPT-Sciences
Corporation Financial Forecasts 2004-2007, dated
October 20, 2004.

(iv) Visited the operating facility of the Company in Cinnaminson, New Jersey.

(v)     Held discussions with Anderson L. McCabe, Chief
Executive Officer of the Company concerning the business, past and current operations, financial condition and future prospects of the Company.

(vi) Reviewed a Memorandum from the Company's attorney to Charles DeVinney of Curtis stating the expressed intent of the Controlling Shareholders of the Company to continue the business as a going concern. The
Memorandum also addressed certain future anticipated costs and expenses of the Company if it were to remain a publicly traded company.

(vii)     Reviewed the Certificate of Incorporation of
Temperature Engineering (the Predecessor of the
Company), dated November 5, 1956; various Certificates of Amendment of the Certificate of Incorporation dated
December 4, 1968; and the By-Laws of the Company, dated
January 1998.

(viii) Reviewed the historical market prices and trading history of the stock of the Company.

(ix) Compared the financial performance of the Company with that of certain other publicly traded companies engaged in similar industries as the Company.

(x) Made such other financial studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by management of the Company) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal.

With respect to the financial projections (and the assumptions and bases therefor) for the Company that we have reviewed, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company, and we have further assumed that such projections will be realized in the amounts and in the time periods currently estimated. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal, tax, and accounting matters relevant to rendering our opinion on the advice of counsel, and the tax and accounting advisors to the Company.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Minority Holders of Company Common Stock. We do not express any opinion as to (i) any tax or other consequences that might result from the Transaction or (ii) what the value of the Common Stock will be subsequent to the Transaction or the price at which the shares may be traded in the future. Our opinion does not address the relative merits of the business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Transaction.

In connection with the preparation of our opinion, we were not authorized by the Board of Directors to solicit, and did not solicit, third-parties indications of interest of all or any part of the Company.

We will receive a fee upon the delivery of this opinion, and the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. Curtis Financial
Group, LLC has not provided valuation advisory services previously to the Company.

Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote, or take any other action, with respect to the Transaction. This opinion may not be summarized, described or referred to or furnished to any party except in connection with the Transaction.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the proposed cash consideration of $4.75 to be paid in connection with the contemplated reverse split of OPT Sciences Corp.'s common stock is fair, from a financial point of view, to the Minority Holders of Common Stock, as defined herein.

The Addendum to this fairness opinion provides further discussion of the analyses.


Very truly yours,

CURTIS FINANCIAL GROUP, LLC
The Board of Directors
OPT Sciences Corp.
c/o Arthur J. Kania